December 10, 2008

    Mr. Sean Donahue
    US Securities and Exchange Commission
    Division of Corporation Finance
    Mail Stop 7010
    Washington, D.C. 20549-7010

Re:	Jaguar Mining Inc.
Form 40-F for Fiscal Year Ended December 31, 2007
Filed March 31, 2008
File No. 1-33548

    Dear Mr. Donahue:

Jaguar Mining Inc. confirms the receipt of your letter dated November 26, 2008. Pursuant to our telephone discussion, we will provide a written response to your comments on Friday, December 19, 2008.

Very truly yours,

(signed) Robert J. Lloyd
Robert J. Lloyd
Secretary

125 North State Street • Concord, NH 03301 • Phone: (603) 224-4800 • Fax: (603) 228-8045 • info@jaguarmining.com • www.jaguarmining.com